890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206

Rye, New York 10580

October 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Alexandra Barone, Staff Attorney

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Senior Staff Accountant

Mr. Larry Spirgel, Office Chief

Re:	890 5th Avenue Partners, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 8, 2021

File No. 333-258343

Ladies and Gentlemen:

Set forth below are the responses of 890 5th Avenue Partners, Inc. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 21, 2021, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-258343 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2, unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-4 filed September 8, 2021

Questions and Answers about the Business Combination and the Special Meeting

What happens if a substantial number of the public stockholders..., page xx

1.	We note your response to prior comment 3. Please revise your disclosure to explain that non-redeeming shareholders may suffer additional dilution in connection with the business combination as a result of securities that are not impacted by the volume of redemptions. Also address the cumulative amount of dilution investors could suffer if they decide not to redeem and the impact of each significant component of that dilution.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages xviii - xix of Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations of 890

Contractual Obligations, page 173

2.	We note your response to prior comment 4. Please revise your disclosure to explain that the per-share impact of the underwriting fee will increase for each non-redeeming shareholder.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 160 of Amendment No. 2.

Executive Summary, page 189

3.	We note your revised disclosures in response to prior comment 17. Please clarify whether Time Spent includes time spent on your other third-party platforms. In this regard, on page 45 you refer to several other third-party platforms that you depend on to provide access to your content. If the other platforms are not included in this measure, revise to explain what this measure does not include and why as well as the impact that has on the usefulness of the measure. Refer to SEC Release No. 33-10751.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that BuzzFeed’s Time Spent measure also includes time spent with BuzzFeed’s content on the Apple News platform. The Company has revised its disclosure on page 175 of Amendment No. 2 to include the Apple News platform. The Company notes that BuzzFeed’s Time Spent measure does not include time spent with BuzzFeed’s content on Hulu, Instagram, Pinterest, Snap, TikTok, Twitter, or Twitch as these third-party platforms do not currently provide meaningful opportunities for BuzzFeed to monetize BuzzFeed’s content, and therefore, time spent by BuzzFeed’s audience on these platforms does not significantly influence its revenues or results of operations. The Company has revised this disclosure to note that BuzzFeed’s Time Spent measure does not include all third-party platforms.

4.	In your response to comment 18 you state that you use Time Spent as the primary measure to monitor traffic and the overall level of engagement with your content. You also disclose on page 48 that your financial performance is significantly determined by the success in increasing traffic and the overall level of engagement with your content. Please explain further how Time Spent monitors traffic or revise to include a metric that measures traffic, such as the number of users or visitors. In this regard, while Time Spent may indicate level of engagement, it is unclear how this measure provides insight into the traffic of your users or visitors.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that BuzzFeed measures Time Spent as the estimated total number of hours spent by users on its owned and operated US properties, including Apple News, and on BuzzFeed’s content on YouTube in the US, as reported by Comscore, and the estimated total number of hours spent on BuzzFeed’s content on Facebook, as reported by Facebook. Time Spent represents the number of users of BuzzFeed’s content (i.e., traffic) multiplied by the amount of time spent by each user with BuzzFeed’s content. Therefore, Time Spent captures a measure of traffic and level of engagement of BuzzFeed’s audience. BuzzFeed is able to influence its financial performance through increasing the number of users of BuzzFeed’s content and the amount of time each user spends with BuzzFeed’s content, which is measured by Time Spent.

BuzzFeed monitors users on its owned & operated properties and certain third party platforms as a secondary indicator of performance. However, BuzzFeed’s management does not believe that traditional measures of traffic, such as number of visitors or number of views, provide meaningful insight into BuzzFeed’s financial performance since BuzzFeed’s ability to monetize a visitor or view is highly dependent on the amount of time spent by the visitor or viewer. For example, BuzzFeed is able to serve more ads to a visitor when the visitor reads the entirety of an article as opposed to just the first paragraph. BuzzFeed is also only able to monetize certain ad products when the viewer spends a certain minimum amount of time with the content, such as a mid-roll ad in video content, which requires the viewer to watch through the ad. Further, certain users engage with BuzzFeed’s content across multiple platforms and BuzzFeed is currently unable to accurately count such users on a unique basis; therefore, aggregating the total number of users across platforms could misrepresent the size of BuzzFeed’s audience, potentially misleading investors.

Results of Operations

Comparison of results for the three and six months ended June 30, 2021 and 2020

Revenue, page 192

5.	In your response to prior comment 19, you indicate that you primarily consider total impressions sold by platform, pricing by platform and product mix to understand changes in audience monetization, but you do not evaluate such measures on an aggregate basis and therefore did not quantify the changes. Since you do evaluate impressions sold and pricing by platform, please revise to quantify the change, or the percent change, in these measures by platform to provide a better understanding and clearer evaluation of the underlying factors that impacted your results. Further, regarding "product mix", please revise to further explain what this means in regards to its impact on revenue for these periods. Refer to SEC Release No. 33-10751.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure within BuzzFeed’s discussion of Results of Operations. Where relevant, the Company has added quantification of the changes in pricing and impressions across BuzzFeed’s principal platforms where it generates advertising revenue. The Company has revised the disclosure on page 181 of Amendment No. 2 to more clearly explain the impact of product mix on revenue.

6.	Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. In this regard, you indicate that the increase in advertising revenue during the period ended June 30, 2021 was due to both higher pricing and the increase in the number of direct sold and programmatic impressions. Similarly, you refer to an increase in revenue during fiscal 2020 due to an increase in ad impressions sold, which was offset by a decrease in pricing. Please revise your disclosures regarding changes in both revenue and expenses as necessary. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure within BuzzFeed’s discussion of Results of Operations to add quantification of the contribution of each factor where material.

BuzzFeed, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12 Stockholders' Equity, page F-54

7.	We note your revised disclosure in response to prior comment 21. Please further revise to include the amount of compensation expense that will be recognized upon the occurrence of the Two-Step Merger. Also, revise pro forma note (EE) to disclose the amount of unrecognized compensation expense related to the 8.1 million RSUs whose liquidity condition will not be satisfied by the Two-Step Merger.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 147 and F-50 of Amendment No. 2.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jason R. Sanderson at (415) 858-1332 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

890 5TH AVENUE PARTNERS, INC.

By:	/s/ Adam Rothstein
Name: Adam Rothstein
Title: Executive Chairman

Enclosures

cc:	Dawn Belt (Fenwick & West LLP)

Daniel Harris (BraunHagey & Borden LLP)

Jason Sanderson (BraunHagey & Borden LLP)

Alice Hsu (Orrick, Herrington & Sutcliffe LLP)

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